UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 3)
NOVEN PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))
NORTHSTAR MERGER SUB, INC.
A Wholly-Owned Subsidiary of
HISAMITSU U.S., INC.
A Wholly-Owned Subsidiary of
HISAMITSU PHARMACEUTICAL CO., INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)
670009109
(CUSIP Number of Class of Securities)
Mr. Nobuo Tsutsumi, Ph.D.
General Manager of Legal Department
Hisamitsu Pharmaceutical Co., Inc.
Marunouchi, Chiyoda-ku 1-11-1
Tokyo, 100-6221, Japan
81-3-5293-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Kevin A. Rinker, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, NY 10022
(212) 909-6000
CALCULATION OF FILING FEE

Amount of Filing
Transaction Valuation(1)	Fee(2)
$407,383,098	$22,732

(1)	Estimated for purposes of calculating the filing fee only. This amount is the sum of (i) 23,535,967 shares of Noven Pharmaceuticals, Inc. common stock (based on 25,028,987 outstanding as of July 9, 2009, less 1,240,000 shares owned by Hisamitsu Pharmaceutical Co., Inc. and 253,020 outstanding shares of restricted stock) by $16.50 per share, which is the offer price, plus (ii) $3,057,352 expected to be paid in connection with the cancellation of outstanding options, (iii) $10,982,460 to be paid in connection with the cancellation of outstanding stock appreciation rights, plus (iv) $825,000 expected to be paid in connection with cancellation of outstanding restricted stock units, and (v) $4,174,830 expected to be paid in connection with cancellation of shares of restricted stock.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, by multiplying the transaction value by 0.0000558.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,732	Filing Party: Hisamitsu U.S., Inc.
Form of Registration No.: SC-TO-T	Date Filed: July 23, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Item 11. Additional Information.
Item 12. Exhibits
SIGNATURE
Exhibit Index
EX-99.A.5.J
EX-99.A.5.K

     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission on July 23, 2009, as amended by Amendment No. 1 filed on July 28, 2009 and by Amendment No. 2 filed on July 30, 2009 (as amended, the “Schedule TO”), by (i) Northstar Merger Sub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of Hisamitsu U.S., Inc., a Delaware corporation (“Holdings”) and wholly-owned subsidiary of Hisamitsu Pharmaceutical Co., Inc., a corporation organized under the laws of Japan (“Parent”), (ii) Holdings and (iii) Parent, relating to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share, together with the associated Series A junior participating preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of November 6, 2001, between the Company and American Stock Transfer & Trust, as amended (the “Shares”), of Noven Pharmaceuticals, Inc., a Delaware corporation (the “Company”), at a purchase price of $16.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2009 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.
     Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.
Item 11. Additional Information.
     Item 11(a)(3) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “As previously indicated, Parent filed a Notification and Report Form for Certain Mergers and Acquisitions under the HSR Act with the DOJ and FTC in connection with the purchase of Shares in the Offer and the Merger on July 28, 2009. The required waiting period with respect to the Offer and the Merger expired at 11:59 p.m., New York City time, on August 12, 2009. On August 13, Parent issued a press release announcing that the required waiting period with respect to the Offer and the Merger had expired. A copy of the press release is attached as Exhibit (a)(5)(J) and is incorporated into this document by reference.”
     Item 11(a)(5) of the Schedule TO is hereby amended and supplemented by adding the following text thereto:
     “While Parent believes that each of the aforementioned purported class action complaints (the “Complaints”) is entirely without merit and that the defendants named therein (the “Defendants”) have valid defenses to all claims, in an effort to minimize the expense and disruption that would result from litigation of the claims in the Complaints, on August 13, 2009, the Defendants entered into a memorandum of understanding (the “MOU”) with the plaintiffs who filed the Complaints (collectively, the “Plaintiffs”), pursuant to which the Defendants and the Plaintiffs agreed to settle all claims asserted, or that could have been asserted, in the Complaints. Subject to final court approval and further definitive documentation, the MOU fully and finally resolves the lawsuits by the Plaintiffs against the Defendants in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement, and provides a release and settlement by the purported class of the Company’s stockholders of all claims against the Defendants in connection with the Offer and the Merger and the other transactions contemplated by the Merger Agreement. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s length discussions between and among the Defendants and the Plaintiffs, that the Company would provide additional supplemental disclosures to the Schedule 14D-9. The Plaintiffs intend to petition the court for an award of attorneys’ fees and reimbursement of expenses to Plaintiffs’ counsel. Any award to Plaintiffs’ counsel for fees and expenses shall be determined by the court, or by agreement among Defendants and Plaintiffs (subject to approval of the court). Defendants have reserved the right to oppose the amount of any such petition, unless an agreement is subsequently reached on the amount that Plaintiffs’ counsel may seek in a fee petition. In the event that the court does not provide final approval of the settlement contemplated by the MOU and such other contingencies are not satisfied, the Defendants will continue to defend these actions vigorously. This summary of the MOU does not purport to be complete and is qualified in its entirety by reference to the MOU which is filed as Exhibit (a)(5)(K) and is incorporated into this document by reference.”
Item 12. Exhibits

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibits:

(a)(5)(J)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 13, 2009 announcing the expiration of the Hart-Scott-Rodino Act waiting period.
(a)(5)(K)	Memorandum of Understanding entered into on August 13, 2009.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HISAMITSU PHARMACEUTICAL CO., INC.

By:	/s/ Hirotaka Nakatomi

	Name:	Hirotaka Nakatomi
	Title:	President & Chief Executive Officer
	Date:	August 13, 2009

HISAMITSU U.S., INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	August 13, 2009

NORTHSTAR MERGER SUB, INC.

By:	/s/ Nobuo Tsutsumi, Ph.D.

	Name:	Nobuo Tsutsumi, Ph.D.
	Title:	Secretary
	Date:	August 13, 2009

EXHIBIT INDEX

Exhibit	Exhibit Name

(a)(1)(A)	Offer to Purchase dated July 23, 2009.*
(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)(A)	Joint Press Release issued by Hisamitsu Pharmaceutical Co., Inc., and Noven Pharmaceuticals, Inc. on July 14, 2009, incorporated herein by reference to the Schedule TO filed by Hisamitsu Pharmaceutical Co., Inc. on July 14, 2009.
(a)(5)(B)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 23, 2009.*
(a)(5)(C)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on July 23, 2009.*
(a)(5)(D)	Complaint of IBEW Local Union 98, filed in the Court of Chancery of the State of Delaware and dated July 15, 2009.*
(a)(5)(E)	Complaint of Arthur I. Murphy, Jr., filed in the Eleventh Judicial Circuit of Florida and dated July 15, 2009.*
(a)(5)(F)	Complaint of Louisiana Municipal Police Employees, filed in the Court of Chancery of the State of Delaware and dated July 16, 2009.*
(a)(5)(G)	Complaint of Arthur I. Murphy Jr., filed in the Court of Chancery of the State of Delaware and dated July 23, 2009.**
(a)(5)(H)	Complaint of Zucker, et al., filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**
(a)(5)(I)	Complaint of David Noven, filed in the Eleventh Judicial Circuit of Florida and dated July 24, 2009.**
(a)(5)(J)	Press Release issued by Hisamitsu Pharmaceutical Co., Inc. on August 13, 2009 announcing the expiration of the Hart-Scott-Rodino Act waiting period.
(a)(5)(K)	Memorandum of Understanding entered into on August 13, 2009.
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of July 14, 2009, by and among Hisamitsu Pharmaceutical Co., Inc., Hisamitsu U.S., Inc., Northstar Merger Sub, Inc. and Noven Pharmaceuticals, Inc.*
(d)(2)	Confidentiality Agreement, dated as of June 25, 2008, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(3)	Exclusivity Agreement, dated as of June 4, 2009, between Hisamitsu Pharmaceutical Co., Inc. and Noven Pharmaceuticals, Inc.*
(d)(4)	Amended and Restated Employment Agreement, dated July 14, 2009, between Noven Pharmaceuticals, Inc. and Jeffrey Eisenberg.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed on the Schedule TO, dated July 23, 2009.

**	Previously filed on Amendment No. 1 to the Schedule TO, dated July 28, 2009.

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